UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission file number 001-34886

This Report on Form 6-K is incorporated by reference in the Registrant’s Registration Statement on Form F-3 as amended (File No. 333-180367) to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934

 Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the quarterly report for the first quarter ended March 31, 2012 of Elster Group SE dated May 4, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Rainer Beaujean
Name:	Rainer Beaujean
Title:	Managing Director and Chief Financial Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: May 4, 2012

Elster Group SE

Quarterly Report for the Three Months

Ended March 31, 2012

Table of contents

Presentation of Financial and Other Information	i
Special Note Regarding Forward-Looking Statements	i
Unaudited Condensed Consolidated Interim Financial Statements	F-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations	1
Legal Proceedings	11
Risk Factors	12
Exhibits	12

In this Report, references to:

•	“we”, “us”, “our company”, “our group”, “Elster”, “Elster Group” and the “Group” refer to Elster Group SE and, unless the context otherwise requires, to our subsidiaries; and

•	“Report” refers to this Current Report on Form 6-K containing information for the three-months period ended March 31, 2012.

Presentation of Financial and Other Information

Our condensed consolidated financial statements are prepared in accordance with U.S. GAAP and expressed in U.S. dollars. In this Report, references to “dollars,” “$” or “USD” are to U.S. dollars. References to “euro,” “€” or “EUR” are to euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. References to “pounds sterling,” “£” or “GBP” are to the British pound sterling. The noon buying rate of the Federal Reserve Bank of New York for the euro on April 27, 2012 was €1.00 = $1.3248.

Our financial year ends on December 31 of each year. References to any financial year refer to the year ended December 31 of the calendar year specified.

Figures presented in tabular format may not add up to the total or percentages presented due to rounding.

We also present financial information that we calculate by translating the results from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the prior year. We refer to this presentation as “constant currency.” The most important of these other functional currencies is the euro and to a lesser extent the pound sterling.

Special Note Regarding Forward-Looking Statements

This Report contains forward-looking statements. Elster may also make written or oral forward-looking statements in its reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

i

Forward-looking statements involve inherent risks and uncertainties, and therefore readers should not place undue reliance on them. Elster cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the Annual Report on Form 20-F dated March 2, 2012 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, including the effects on Elster’s utility customers and prospective customers, which may move more deliberately, delaying or postponing projects, as well as the effects on Elster’s ability to raise capital to refinance its indebtedness; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; success in implementing Elster’s reinvestment program; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses, including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan earlier in 2011 and the flooding in Thailand in fall 2011; Elster’s ability to manage its outsourcing arrangements; strategic actions, including acquisitions, joint ventures and dispositions; or other factors.

ii

Unaudited Condensed Consolidated Interim Financial Statements

INDEX TO FINANCIAL STATEMENTS

Page
Condensed Consolidated Interim Financial Statements (unaudited)
Consolidated Statements of Operations and Comprehensive Income for the three months ended March 31, 2012 and 2011	F – 2
Consolidated Balance Sheets as of March 31, 2012 and December 31, 2011	F – 3
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2012 and 2011	F – 5
Notes to the Condensed Consolidated Interim Financial Statements	F – 6

F-1

Elster Group SE

Consolidated Statements of Operations
and Comprehensive Income

(in thousands of U.S. Dollar ($), except per share data)

(unaudited)

	Three Months Ended March 31,
	2012	2011
Revenues	$446,707	$443,883
Cost of sales	-315,665	-297,431
Gross profit	$131,042	$146,452

Operating Expenses
Selling expenses	-46,499	-44,112
General and administrative expenses	-36,682	-37,117
Research and development expenses	-24,905	-26,152
Other operating income (expense), net	-1,730	1,622
Operating income	$21,226	$40,693
Non-Operating Expenses
Interest expense, net	-9,265	-6,902
Other income, net	1,711	1,102
Total non-operating expenses	$-7,554	$-5,800
Income before income tax	$13,672	$34,893
Income tax expense	-4,332	-10,018
Net income	$9,340	$24,875
Net income attributable to noncontrolling interests	1,077	979
Net income attributable to Elster Group SE	$8,263	$23,896

Total other comprehensive income	$13,648	$21,583

Comprehensive income	$22,988	$46,458

Basic income per share	$0.29	$0.85

Diluted income per share	$0.29	$0.85

Weighted average shares outstanding
Basic	28,220,041	28,220,041
Diluted	28,227,573	28,239,033

See accompanying notes to the condensed consolidated financial statements.

F-2

Elster Group SE

Consolidated Balance Sheets

(in thousands of U.S. Dollar ($))

	March 31, 2012	December 31, 2011
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$82,779	$83,952
Accounts receivable (net of allowance for doubtful accounts of $8,479 and $8,033, respectively)	283,016	284,130
Receivables from related parties	7,004	5,900
Inventories	179,962	163,101
Prepaid expenses	9,250	6,236
Other current assets	48,066	42,625
Income tax refunds	7,303	8,121
Deferred tax assets	21,088	19,192
Total current assets	$638,468	$613,257

Noncurrent assets
Property, plant and equipment, net	$203,930	$196,577
Other intangible assets, net	169,450	175,442
Goodwill	936,694	919,060
Other assets	58,755	52,953
Deferred tax assets	15,449	14,060
Total noncurrent assets	$1,384,278	$1,358,092
Total assets	$2,022,746	$1,971,349

See accompanying notes to the condensed consolidated financial statements.

F-3

Elster Group SE

Consolidated Balance Sheets

(in thousands of U.S. Dollar ($), except share data)

	March 31, 2012	December 31, 2011
	(unaudited)
Liabilities and Equity
Current liabilities
Pension and other long-term employee benefits, current portion	$13,439	$13,524
Payroll, bonuses and related accruals	60,410	55,087
Short-term debt and current portion of long-term debt	7,342	6,093
Accounts payable	213,406	203,115
Warranties, current portion	24,509	24,645
Other current liabilities	140,638	110,763
Deferred revenue	5,855	8,099
Income tax payable	27,257	25,177
Deferred tax liabilities	7,608	7,026
Total current liabilities	$500,464	$453,529
Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	152,869	149,630
Payroll, bonuses and related accruals	1,464	1,390
Long-term debt, less current portion	545,664	573,633
Warranties, less current portion	5,063	5,097
Other non-current liabilities	1,971	1,911
Income taxes payable	18,264	16,870
Deferred tax liabilities	55,258	51,040
Total noncurrent liabilities	$780,553	$799,571
Total liabilities	$1,281,017	$1,253,100

Equity
Ordinary shares, €1 nominal value (47,220,041 shares authorized and 28,220,041 shares issued and outstanding as of March 31, 2012 and December 31, 2011)	36,528	36,528
Additional paid-in capital	651,945	651,453
Retained earnings	40,282	32,021
Accumulated other comprehensive loss	-640	-13,966
Total equity attributable to Elster Group SE	$728,115	$706,036
Noncontrolling interests	$13,614	$12,213
Total equity	$741,729	$718,249
Total liabilities and equity	$2,022,746	$1,971,349

See accompanying notes to the condensed consolidated financial statements.

F-4

Elster Group SE

Condensed Consolidated Statements of Cash Flows

(in thousands of U.S. Dollar ($))

(unaudited)

	Three Months ended March 31,
	2012	2011
Cash flows from operating activities	$50,095	$47,167

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-13,297	-10,859
Proceeds from disposals of property, plant and equipment and intangible assets	562	791
Net cash flow used in investing activities	$-12,735	$-10,068

Cash flows from financing activities
Proceeds from bank borrowings	22,024	7,430
Repayment of bank borrowings	-63,135	0
Repayment of capital lease obligations	-16	-271
Dividends to noncontrolling interests	0	-6,319
Net cash flow from (used in) financing activities	$-41,127	$840

Net increase (decrease) in cash and cash equivalents	$-3,767	$37,939
Effect of exchange rate fluctuations on cash held	2,594	12,521
Cash and cash equivalents at January 1	83,952	216,294
Cash and cash equivalents at March 31	$82,779	$266,754

Income taxes paid	3,150	5,940
Interest paid	1,511	4,199

See accompanying notes to the condensed consolidated financial statements.

F-5

Elster Group SE

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of U.S. Dollar, except per share data)

(unaudited)

1.	Corporate information

Elster Group SE, Essen, Germany, was originally incorporated as Gold Silver S.à r.l. on October 4, 2004 as a Luxembourg corporation to serve as a vehicle for private equity funds advised by CVC Capital Partners; it acquired the Ruhrgas Industries Group from E.ON Ruhrgas AG on September 12, 2005. After being renamed Nightwatch Investments S.à r.l. and further renamed Elster Group S.à r.l. on March 15, 2006, it was legally reorganized and became Elster Group SE, Luxembourg. Elster Group SE transferred its jurisdiction of incorporation from Luxembourg to Essen, Germany, on February 23, 2010 and is now a German corporation. The name changes and legal reorganizations were transactions under common control of the owners.

The business of Elster Group SE and its subsidiaries (hereinafter referred to as the “Company” or “Elster Group”) is the development, manufacturing and distribution of metering solutions for water, gas and electricity, as well as gas utilization and distribution products. The products and services are offered in more than 130 countries for residential, commercial and industrial customers.

2.	Basis of presentation

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to the extent applicable to interim financial statements. The condensed consolidated interim financial statements reflect all adjustments which are of a normal recurring nature that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Certain information and disclosures have been condensed or omitted in these condensed consolidated interim financial statements which should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and accompanying notes thereto which are included in our 2011 Annual Report on Form 20-F.

Operating results and cash flows for interim periods are not indicative of the results and cash flows that may be achieved for the years ending December 31.

In December 2011 the FASB issued ASU 2011-12, “Comprehensive Income – Presentation of Comprehensive Income” (“ASU 2011-12”) which supersedes certain requirements of ASU 2011-05, “Comprehensive Income” (“ASU 2011-05”); ASU 2011-12 and 2011-05 amend the disclosure requirements for the presentation of comprehensive income in ASC 220, “Comprehensive Income”. ASU 2011-05 eliminates the option to present components of other comprehensive income (“OCI”) as part of the statement of changes in equity. Under the amended guidance, all changes in OCI are to be presented either in a single continuous statement of comprehensive income, or in two separate but consecutive financial statements. Elster has presented the changes in OCI in a single statement within the statements of operations and comprehensive income. There was no impact to the consolidated financial results as a result of the adoption of this amendment as it relates only to financial statement presentation.

F-6

Use of estimates and judgments

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowances for doubtful accounts and sales returns; reserves for obsolete inventory; useful lives of fixed assets and intangible assets; impairments of goodwill and long lived assets; the valuation and recognition of derivatives, deferred tax assets, and share-based compensation; and provisions for employee benefit obligations, warranties, environmental liabilities, income tax uncertainties and other contingencies.

Estimates and underlying assumptions are reviewed on an ongoing basis.

Basis of consolidation

The accompanying condensed consolidated financial statements include the accounts of Elster Group and its subsidiaries after elimination of intercompany accounts and transactions.

The equity method of accounting is used for investments in which Elster Group can exercise significant influence over the operating and financial policies of an investee but does not have control.

Foreign currency translation

The condensed consolidated interim financial statements are presented in thousands of US dollars (“USD” or “$”) which is the reporting currency of Elster Group, except for per share amounts.

Gains and losses from foreign currency transactions are included in other operating income (expense). The net foreign exchange gain (loss) in the three months ended March 31, 2012 and 2011 was $-530 and $1,518, respectively.

Derivative financial instruments

Elster Group enters into foreign currency forward contracts in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows. Elster Group enters into these contracts in order to limit future foreign exchange rate risk. Elster Group also enters into interest rate swaps to manage its interest rates on its long-term debt.

Elster Group does not enter into derivative instruments for speculative purposes.

All derivatives are measured at fair value and reported either as current assets, if the fair value is positive, or as current liabilities, if the fair value is negative, on the consolidated balance sheet. All changes in fair value of derivatives are recorded in income unless a derivative is designated as a hedging instrument.

Elster Group designates certain foreign currency forward contracts as a hedge of foreign currency denominated cash flows. The effective portion of the change in fair value of those foreign currency derivatives designated in a cash flow hedge is initially recognized in other accumulated comprehensive income and any ineffective portion is recognized in operating income; the balance recorded in other accumulated comprehensive income is subsequently recognized in income in the same period as the hedged item affects income.

F-7

Share-based payments

Elster Group has a Long-Term Incentive Plan (“LTIP”) that provides for the award of unvested American Depository Shares (“ADSs”), each of which represent one-fourth of an ordinary share, to key employees and non-employee directors. Compensation cost is based on the grant-date fair value of the awards and is recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance conditions.

During the first quarter of 2012, Elster Group granted 656,895 unvested ADS awards. One half of the awards are subject to a three-year service period and a market condition measured over three years involving stock price return compared to a peer group and generally vest after four years and depending on the results of the market condition (“target stock price return” or TSR awards). The other half of the awards are subject to a three-year service period and performance condition involving earnings per share growth three years after the grant and generally vest after four years depending on the results of the performance condition (“EPS awards”). The awards are nontransferable during the vesting period and the participants are not entitled to the rights of an outstanding share, including dividend rights. There are no post-vesting restrictions on shares granted to participants. Except in limited circumstances such as retirement or redundancy, awards will lapse without vesting if an employee leaves our company during the service period.

The grant date fair value for the 2012 EPS award was $14.01, which was determined based on the closing price of Elster’s ADSs on the grant date. The TSR award has a market condition and the company is required to estimate the results of the market condition in the grant date fair value of the award. We used a Monte Carlo model to estimate the 2012 grant date fair value of $8.40, which is 60% of the closing price of Elster’s ADSs on the grant date.

The assumptions used in the Monte Carlo model to estimate the 2012 grant date fair value for the TSR awards are as follows:

2012
Grant date fair value of unvested ADS	$8.40
Assumptions used to determine fair value
Dividend yield	0%
Risk-free rate of return	0.45%
Expected life of awards (years)	4
Expected volatility	30.8%

The dividend yield considers the historical dividend yield paid by the company and expected dividend yield over the life of the awards. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of the award is based on the vesting period for non-vested ADS awards. Expected volatility is a proxy volatility calculated based on the average of the three-year volatility of our peers’ historical share price, since the company’s shares do not have an established history of trading.

The compensation cost for share-based payment awards recognized in the Statement of Operations and additional paid-in capital by period is presented below:

	Three Months Ended March 31,
	2012	2011
	(in thousands)
LTIP compensation cost	$492	$399

F-8

Warranty provisions

Elster Group offers warranties on its products. The estimated cost of warranty claims is accrued based on historical and projected product performance trends and costs. Warranty claims are reviewed in order to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual may be recorded when a failure event is probable and the cost can be reasonably estimated. Management continually evaluates the sufficiency of the warranty provision and makes adjustments when necessary.

The following table presents the change in the warranty provision for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011
	(in thousands)
Beginning balance	$29,742	$31,564
Warranties issued	2,656	1,868
Utilization	-3,105	-1,727
Changes in estimates and transfers	-345	-305
Foreign exchange fluctuation	624	1,026
Ending Balance	$29,572	$32,426

Thereof
Current	24,509	24,406
Noncurrent	5,063	8,020

F-9

3.	Charges, credits and other items of disclosure

Management Adjustments to Segment Profit

A total of $20,750 has been adjusted to segment profit in the Segment Reporting footnote (Note 13) for the three months ended March 31, 2012. The management adjustments are for the reinvestment program charges of $19,828 and Other Charges of $922 that are described below.

Reinvestment Program Charges

In the first quarter of 2012 Elster’s Administrative Board authorized a reinvestment program with planned actions that include consolidating operations and sites mainly in North America and in Europe, relocating certain product-lines to other existing Elster businesses and increasing Elster’s mix of production in low-cost countries. The planned consolidation of operations includes the closure of four major facilities and the reduction in the number of our small and mid-sized facilities. In addition, the program includes the consolidation of administration structures in particular across our finance, procurement and human resources functions. Program activities started in the first quarter of 2012 and are expected to continue through 2014. Elster estimates the total cost for the program to be in the range of $40,000 to $60,000. The majority of the estimated cost is for involuntary employee terminations in the Water and Gas segments. In addition, the program will involve accelerated depreciation and amortization of property, plant and equipment that will not be relocated to a different site.

A summary of the reinvestment program cost by segment for the three months ended March 31, 2012 is as follows:

	Gas	Electricity	Water	Total
Employee severance	$6,678	$704	$8,342	$15,724
Retention bonuses	0	0	89	89
Asset impairment	0	0	148	148
Inventory write-down	0	0	658	658
Other program cost	12	148	3,049	3,209
Total reinvestment program cost	$6,690	$852	$12,286	$19,828

The employee severance cost is for involuntary terminations primarily in Europe. Elster Group recorded liabilities for termination benefits based on the applicable labor and employment laws, collective bargaining agreements or communicated policies. The severance benefits are based on estimates and subject to adjustment upon the completion of the program.

Certain employees have been offered retention bonuses that can be earned by providing service over a specified transition period; the cost for retention bonuses is expensed ratably over the required service period.

Other program cost is primarily related to the discontinuation of a specific communication product in our Water segment that was sold in North America. The cost includes an estimate to provide a number of customers with a third party replacement product due to the decision to discontinue future support and development of this specific product. The asset impairment and inventory write-down also result from exiting this product.

The charges for the reinvestment program are recognized in the following captions of the statement of operations for the three months ended March 31, 2012:

Three Months Ended March 31,
2012
Cost of sales	$13,614
Selling expenses	2,204
General and administrative expenses	2,834
Research and development expenses	1,176
Total	$19,828

Elster also incurred accelerated depreciation and amortization of $313 for the three months ended March 31, 2012 due to the reduction in remaining useful lives for certain property, plant and equipment and intangible assets associated with the reinvestment program.

F-10

The following table presents the rollforward of the reinvestment program provision for the first quarter of 2012.

Three Months Ended March 31,
2012
Beginning balance	$-
Accrued	18,780
Payments made	0
Releases	0
Foreign exchange fluctuation	195
Ending balance	$18,975
Thereof
Current	$18,975
Noncurrent	$-

The provision is included in the line item other current liabilities in the consolidated balance sheet.

Other Charges

In the first quarter of 2012 Elster recorded other charges of $922, the majority of which relates to the contract fulfillment cost for the previous Chief Financial Officer who left Elster in the first quarter of 2012.

4.	Earnings per share

The following table summarizes the information used to compute earnings per share for the three months ended March 31:

	Three Months Ended March 31,
	2012	2011
Numerator - Basic and Dilutive
Net income attributable to ordinary shareholders - basic and diluted	$8,263	$23,896

Denominator - Basic and Dilutive
Basic weighted average number of ordinary shares outstanding	28,220,041	28,220,041
Effect of dilutive securities - unvested shares	7,532	18,992
Diluted weighted average number of ordinary shares outstanding	28,227,573	28,239,033

F-11

5.	Inventories

Inventories consist of the following:

	March 31, 2012	December 31, 2011
	(in thousands)
Raw materials	$130,561	$122,972
Work in progress	19,833	18,566
Finished goods	52,207	43,082
Total gross inventories before inventory reserves	$202,601	$184,620
Reserves	-22,639	-21,519
Inventories	$179,962	$163,101

6.	Property, plant and equipment

Property, plant and equipment, including assets under capital lease, consist of the following as of March 31, 2012 and December 31, 2011:

March 31, 2012	Cost	Accumulated Depreciation	Net
	(in thousands)
Land	$31,699	$349	$31,350
Buildings	60,264	22,906	37,358
Plant and machinery	212,905	118,632	94,273
Other equipment	41,591	19,625	21,966
Construction in Progress	18,983	0	18,983
Property, plant and equipment	$365,442	$161,512	$203,930

December 31, 2011	Cost	Accumulated Depreciation	Net
	(in thousands)
Land	$30,785	$347	$30,438
Buildings	58,576	21,397	37,179
Plant and machinery	200,011	110,584	89,427
Other equipment	39,360	17,519	21,841
Construction in Progress	17,692	0	17,692
Property, plant and equipment	$346,424	$149,847	$196,577

Depreciation expense for the three months ended March 31, 2012 and 2011 was $9,877 and $10,158.

F-12

7.	Goodwill and other intangible assets

Intangible assets consist of the following:

March 31, 2012	Cost	Accumulated Amortization	Net
	(in thousands)
Trade names and brands	$27,518	$9,233	$18,285
Customer related assets	217,974	125,458	92,516
Contract-based intangible assets	60,191	51,569	8,622
Technology-related intangible assets	147,164	97,137	50,027
Other intangible assets	$452,847	$283,397	$169,450
Goodwill	$936,694	$-	$936,694

December 31, 2011	Cost	Accumulated Amortization	Net
	(in thousands)
Trade names and brands	$26,885	$8,791	$18,094
Customer related assets	213,896	118,016	95,880
Contract-based intangible assets	59,169	49,422	9,747
Technology-related intangible assets	143,723	92,002	51,721
Other intangible assets	$443,673	$268,231	$175,442
Goodwill	$919,060	$-	$919,060

Amortization expense for the three months ended March 31, 2012 and 2011 was $9,506 and $10,483.

The change in goodwill balance from December 31, 2011 to March 31, 2012 is a result of changes in foreign exchange rates.

8.	Pension and other long-term employee benefits

The components of net periodic benefit costs for pension benefit plans for the three months ended March 31, 2012 and 2011 are:

	Three Months Ended March 31,
German plans	2012	2011
	(in thousands)
Service cost	$335	$283
Interest cost	1,157	1,249
Amortization of net gain	-5	-17
Net periodic benefit cost	$1,487	$1,515

	Three Months Ended March 31,
Foreign plans	2012	2011
	(in thousands)
Service cost	$124	$99
Interest cost	908	963
Expected return on plan assets	-996	-948
Amortization of net loss	173	72
Net periodic benefit cost	$209	$186

F-13

The components of net periodic benefit costs for other employee benefit plans for the three months ended March 31, 2012 and 2011 are:

	Three Months Ended March 31,
German plans	2012	2011
	(in thousands)
Service cost	$304	$303
Interest cost	72	81
Net periodic benefit cost	$376	$384

	Three Months Ended March 31,
Foreign plans	2012	2011
	(in thousands)
Service cost	$71	$76
Interest cost	253	298
Amortization of prior service credits	-301	-311
Amortization of net gain	-225	-241
Net periodic benefit credit	$-202	$-178

Elster expects to pay $3,692 in contributions to defined benefit plans in 2012. As of March 31, 2012 Elster made contributions of $1,149.

9.	Changes in Equity

	2012			2011
Three Months Ended March 31,	Total equity attributable to Elster Group SE	Noncon- trolling interests	Total equity	Total equity attributable to Elster Group SE	Noncon- trolling interests	Total equity
	(in thousands)
Beginning balance	$706,036	$12,213	$718,249	$640,714	$15,515	$656,229
Share-based compensation arrangement	492	0	$492	399	0	$399
Dividends paid to noncontrolling interests	0	0	$0	0	-6,319	$-6,319
Changes in actuarial gains (losses) and past service costs, net of tax effect of $154 and $203 in 2012 and 2011 respectively	-234	0	$-234	-292	0	$-292
Foreign currency translation adjustments	13,644	324	$13,968	22,412	-965	$21,447
Change in fair value of cash flow hedges, net of tax effect of $37 and $-185 in 2012 and 2011 respectively	-86	0	$-86	428	0	$428
Net income	8,263	1,077	$9,340	23,896	979	$24,875
Ending balance	$728,115	$13,614	$741,729	$687,557	$9,210	$696,767

F-14

10.	Derivative financial instruments

Certain of Elster Group’s subsidiaries are exposed to changes in foreign currency exchange rates in connection with future payments or balances denominated in foreign currencies. The Group has set forth in a treasury guideline that all of its operations are to use forward currency contracts to manage their currency exposures under the supervision of Elster Group’s treasury department. It is the Group’s policy to enter into forward contracts only to hedge currency risks arising from underlying business transactions. The contracts are either designated as a cash-flow hedging instrument or are not designated. The main currencies in which Elster Group is engaged are USD, GBP and EUR. Depending on the nominal amount of the underlying transactions, foreign currency transactions denominated in other currencies may also be managed through Elster Group treasury.

The notional amount of foreign currency forward contracts not designated for hedge accounting was $38,449 and $27,180 as of March 31, 2012 and December 31, 2011. The change in fair value for these contracts is recognized in operating income and amounted to a gain of $1,166 and $66 during the three months ended March 31, 2012 and 2011, respectively.

The notional amount of foreign currency forward contracts designated for cash flow hedge accounting was $101,912 and $1,732 as of March 31, 2012 and December 31, 2011. During the first quarter of 2012 and 2011 we reclassified a gain of $116 and a loss of $432 from other comprehensive to income due to hedged items affecting income. During the first quarter of 2012 and 2011 we recognized a gain of $30 and a loss of $4 in other comprehensive income for the change in fair value of foreign currency forward contracts designated for cash flow hedge accounting.

Elster Group subsidiaries, mainly in the Euro zone and in the United States of America, are also exposed to interest rate risks. Elster Group recognizes on its balance sheet a number of interest rate swap agreements that are not designated as hedging instruments. The changes in fair value are recognized within interest expenses. The aggregated notional amount of the interest rate swaps was $497,113 and $488,774 as of March 31, 2012 and December 31, 2011. The change in fair value of all interest rate swaps amounted to a decrease in the liability of $1,437 and $6,416 during the three months ended March 31, 2012 and 2011.

Embedded derivatives relate to contracts to purchase or sell non-financial assets in a foreign currency other than the currency in which the price of such assets is routinely denominated in international commerce.

The Company is also exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. The Company seeks to minimize this risk by entering into arrangements with counterparties with high credit ratings.

F-15

11.	Fair value measurements

Fair value measurements are categorized according to a three-tier hierarchy, which prioritizes the inputs used in estimating fair values:

(i)     Level 1 is defined as observable input, such as quoted prices in active markets;

(ii)    Level 2 is defined as inputs other than quoted prices in active markets, that are directly or indirectly observable; and

(iii)   Level 3 is defined as unobservable inputs for which little or no market data exists, and therefore, requires an entity to develop its own assumptions.

The following table discloses the applicable hierarchy of estimates for the Company’s derivative instruments, which are the only financial instruments measured at fair value on a recurring basis:

	Fair values as of March	Fair value measurements using fair value hierarchy
	31, 2012	Level 1	Level 2	Level 3
	(in thousands)
Assets
Foreign currency forward contracts	$623		$623
Foreign currency forward contracts used in a cash flow hedge relationship	67		67
Embedded derivatives	213		213

Liabilities
Foreign currency forward contracts	$325		$325
Foreign currency forward contracts used in a cash flow hedge relationship	32		32
Interest rate swaps	1,359		1,359
Embedded derivatives	164		164

	Fair values as of December	Fair value measurements using fair value hierarchy
	31, 2011	Level 1	Level 2	Level 3
	(in thousands)
Assets
Foreign currency forward contracts	$501		$501
Embedded derivatives	654		654

Liabilities
Foreign currency forward contracts	$1,379		$1,379
Foreign currency forward contracts used in a cash flow hedge relationship	26		26
Interest rate swaps	2,796		2,796
Embedded derivatives	492		492

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign currency forward contracts and embedded derivates as well, the forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rate prevailing at the balance sheet date for the respective currency.

F-16

The following table presents the carrying amounts and fair values of Elster Group’s financial instruments:

	March 31, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
	(in thousands)
Cash and cash equivalents	$82,779	$82,779	$83,952	$83,952
Financial assets recognized at cost
Account receivables (without customer contracts)	251,722	251,722	251,914	251,914
Other assets	7,904	7,904	6,909	6,909
Financial assets at fair value
Derivatives recognized at fair value through income	836	836	1,155	1,155
Derivatives designated as hedging instruments	67	67	0	0
Financial liabilities recognized at amortized cost
Accounts payables	213,406	213,406	203,115	203,115
Senior notes	333,899	350,791	323,474	313,582
All other debt	219,009	219,009	256,144	256,143
Other current and non current liabilities	53,194	53,194	43,330	43,330
Financial liabilities at fair value
Derivatives recognized at fair value through income	1,848	1,848	4,667	4,667
Derivatives designated as hedging instruments	32	32	26	26

The majority of financial assets have short maturities and therefore the fair value does not significantly differ from the carrying amount.

The fair value of the Senior Notes is based on a quoted price. The other debt has variable interest rates and therefore the fair value does not significantly differ from the carrying amount.

Other current and non current liabilities include $39,261 for the fair value of consideration outstanding from the 2009 acquisition of EnergyICT N.V., Kortrijk, Belgium. This amount is included in other current liabilities in the consolidated balance sheet and this final payment is due in the third quarter of 2012.

12.	Related party disclosures

Elster Group has business relationships with subsidiaries outside the scope of consolidation and other associates that are deemed related parties.

During the three months ended March 31, 2012 and 2011, Elster Group generated revenues with related parties of $7,229 and $9,177. As of March 31, 2012 and December 31, 2011, the Company had receivables due from related parties of $7,004 and $5,900 and payables due to related parties of $7,691 and $3,619.

F-17

13.	Segment reporting

The following tables present revenue and operating results information regarding Elster Group’s operating segments for the three months ended March 31, 2012 and 2011. Segment working capital comprises those balance sheet positions which represent the operating activities of the segment.

Corporate includes activities which are not allocated to any of the operating segments, as well as the effects from consolidation.

	Gas		Electricity		Water
Consolidated Statements of	Mar 2012	Mar 2011	Mar 2012	Mar 2011	Mar 2012	Mar 2011
Operations for the three months ended	(in thousands)
Total revenues	$258,470	$255,731	$95,909	$99,438	$97,776	$96,391
thereof to external customers	258,079	255,277	92,384	95,082	96,244	93,524
thereof to other segments	391	454	3,525	4,356	1,532	2,867
Segment profit	$63,250	$64,817	$2,298	$3,681	$8,372	$7,183

Consolidated Balance Sheets	Mar 2012	Dec 2011	Mar 2012	Dec 2011	Mar 2012	Dec 2011
Segment working capital	$128,178	$118,669	$49,432	$61,605	$56,843	$52,816

	Total Segments		Corporate and Elimination		Consolidated Totals
Consolidated Statements of Operations	Mar 2012	Mar 2011	Mar 2012	Mar 2011	Mar 2012	Mar 2011
for the three months ended	(in thousands)
Total revenues	$452,155	$451,560	$-5,448	$-7,677	$446,707	$443,883
thereof to external customers	446,707	443,883	0	0	446,707	443,883
thereof to other segments	5,448	7,677	-5,448	-7,677	0	0
Segment profit	$73,920	$75,681	$-10,850	$-13,472	$63,070	$62,209

Management Adjustments:
Management adjustments prior to the second quarter 2011:
Foreign currency exchange effects	0	1,518
Business process reengineering and reorganisation costs	0	-835
IT project costs	0	-344
Continuing management adjustments after the second quarter 2011:
Reinvestment program cost	-19,828	0
Other management adjustments	-922	0
Previous period employee termination and exit costs	0	-112
Total Management Adjustments	-20,750	227
Depreciation and Amortization	-19,383	-20,641
Interest expense, net	-9,265	-6,902
Income tax expense	-4,332	-10,018
Net income	$9,340	$24,875

Consolidated Balance Sheets	Mar 2012	Dec 2011	Mar 2012	Dec 2011	Mar 2012	Dec 2011
Segment working capital	$234,453	$233,090	$-6,315	$-7,481	$228,138	$225,609

Accounts receivable/payable with associates	801	-2,184
Advanced payments received and deferred revenue	27,637	20,691
Current assets (other than accounts receivable and inventories)	168,486	166,026
Accounts payable	213,406	203,115
Noncurrent assets	1,384,278	1,358,092
Total assets	$2,022,746	$1,971,349

Decisions by the chief operating decision maker on how to allocate resources and assess performance are based on a reported measure of segment profit. The segment profit, used for purposes of such decisions, does not include depreciation and amortization, interest and income taxes and certain adjustments identified by management. Prior to the second quarter of 2011, the adjustments identified by management were derived from the definition of Adjusted EBITDA in our old Senior Facilities Agreement (“SFA”). In connection with the refinancing that occurred in the second quarter of 2011, the SFA was terminated. As a result of the refinancing and our initial public offering in 2010, the level of indebtedness decreased significantly. Management reconsidered the transactions that warrant adjustments to determine segment profit in periods subsequent to the refinancing and has restricted such adjustments to significant non-recurring items including employee termination and exit cost activities. As a result of this change to our segment profit, items such as foreign currency exchange effects, strategy development costs, IT project cost, etc. were no longer subject to adjustment after March 31, 2011. Segment profit for the three months ended March 31 is reconciled to net income from continuing operations in the respective tables above.

F-18

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements and the accompanying notes and other financial information included elsewhere in this Report and our audited annual financial statements and the accompanying notes and other financial information included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, or SEC, on March 2, 2012. We have prepared our unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP.

This discussion contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause our actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 2, 2012 and “Special Note Regarding Forward-Looking Statements”.

Overview

We are a global provider of gas, electricity and water meters and related communications, networking and software solutions with operations in more than 30 countries. Our diverse portfolio of products and solutions are used to accurately and reliably measure gas, electricity and water consumption as well as enable energy efficiency and conservation. We sell our products and solutions to utilities, distributors and industrial customers across gas, electricity, water and multi-utility settings for use in residential and commercial and industrial (“C&I”) settings. Our customers operate in more than 130 countries and include numerous large, medium and small utilities.

Our gas products and solutions are used in residential and C&I settings and are installed for a number of applications at various points along the gas distribution network, starting at the point of exploration and production and continuing throughout the transmission network. The gas industry requires downstream distribution metering at both main lines and service lines. In addition, other components in the gas distribution network play key safety roles in the gas industry by controlling pressure, switching supply on and off, as well as detecting leakage and pressure drops. Our product portfolio includes a broad range of mechanical and solid state meters (in which mechanical components and electronic devices, respectively, measure the flow of gas) and related components for residential and C&I use and related solutions, such as automated meter reading (“AMR”), advanced metering infrastructure (“AMI”), remote flow control, consumption regulation, measurement and meter data management (“MDM”) software solutions. Metering products and solutions also play an important role in the expansion of natural gas production and consumption worldwide as well as the related investment in natural gas infrastructure, a trend which is referred to as gasification. Encouraging conservation, reducing carbon dioxide and other emissions and promoting more efficient use of energy and scarce natural resources are important factors in investment in natural gas infrastructure. Economic growth and increases in population and the number of domestic households worldwide drive global energy demand. Especially in regions that are urbanizing, still industrializing or developing, such as countries in Asia and South America, there will be an increased need for energy. At the same time, due to concerns about climate change, efforts are being directed towards achieving a low-carbon energy mix in all parts of the world. In the first three months of 2012, the increase in our revenues in the gas segment was driven primarily by improved demand for the gas utilization product portfolio. The increase was attributable to C&I and, to a lesser extent, residential products. In addition, improved market conditions in certain European markets and, to a lesser extent, in North America, drove demand for process heat products. Furthermore, we increased our revenues in most product lines in North America, particularly for gas distribution products, and complemented by increased demand for C&I gas meters, regulator products and gas metering-related services. The increase was partly offset in North America by a modest decline in demand for residential meter products, and a slight revenue decline in a number of gas metering products as well as unfavorable currency effects in selected European markets.

1

Elster electricity meters, communications and energy management platforms are engineered for residential, C&I and interchange metering applications, at the delivery point to the consumer and at various points within the electricity grid. Our products include transmission and distribution meters, which are high-performance meters designed to measure the flow of electricity within a utility's grid. We offer numerous technologies to our electricity customers that can be adapted to the specifics of each market and the requirements of each customer, which include security functions, plug & play capabilities and IP-based protocols. In addition, our electricity segment offers common communications technologies such as radio frequency (“RF”) mesh, power line carrier communications (“PLC”) and cellular communications. We continued to deploy EnergyAxis solutions, our comprehensive portfolio of Smart Offerings solutions, in several countries in the Americas and Oceania for a range of mid-sized and large electricity and multi-utilities. We define Smart Offerings to include AMR, AMI and Smart Grid solutions and individual products, components and services for use in the Smart Grid. The term Smart Grid is commonly used to refer to any gas, electricity or water network that allows utilities to measure and control production, transmission and distribution more efficiently through the use of communications technology. Our utility customers have deployed smart meters in 104 EnergyAxis systems worldwide. We commenced several small- and mid-sized projects in the United States in late 2011 and early 2012, which contributed to a modest increase in revenues. However, these have not yet generated significant revenues. Overall, North America revenues were flat compared to the first quarter of 2011, with particular weakness in Canada. Revenue growth in Latin America and Middle East and North Africa was offset by slight revenue decreases in Europe and Oceania.

Within our water segment we offer a comprehensive water metering product portfolio covering brass and polymer based mechanical and solid state meters (in which water is measured by mechanical or electronic devices, respectively) for residential and C&I applications. Most of our meters can be equipped with pulse or encoded output devices for easy connection to reading, billing or water management systems, and cold and warm water versions are available on most product designs. We also work with other systems providers to develop AMR solutions, including meters with integrated radio technology for our sub-metering products. These products enable smaller system providers to utilize our technology in their solution offering. In our water segment, we recorded higher revenues in the Middle East and North Africa, where we see improved overall conditions in our markets. Our revenues in Oceania were positively impacted by increased project-related demand for residential meters and Smart Offerings. Revenues in North America increased slightly due to project-related revenues. This revenue growth was partly offset by lower demand particularly in Western Europe, primarily for our residential smart meter product portfolio. Economic uncertainty appears to be negatively impacting utility investments in certain European markets, such as Spain.

2

The foregoing factors resulted in a slight increase in aggregate revenue of $2.8 million, or 0.6%, to $446.7 million in the first three months of 2012 from $443.9 million in the first three months of 2011. During the first three months of 2012, changes in foreign exchange rates, primarily the strengthening of the U.S. dollar against major foreign currencies, had a negative impact on our results. Had we translated our revenues for the first three months of 2012 from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the first three months of 2011 (referred to as a constant currency basis), we would have recorded revenues of $458.7 million, or 3.3% higher than in the first three months of 2011.

Our net income was $9.3 million in the three months ended March 31, 2012, compared to net income of $24.9 million in the three months ended March 31, 2011. The net income attributable to Elster Group SE was $8.3 million in the first three months of 2012, compared to net income attributable to Elster Group SE of $23.9 million in the first three months of the prior year. The decrease is largely attributable to charges for our reinvestment program of $19.8 million coupled with higher net interest expenses. The increase in net interest expenses is largely attributable to the level of unrealized gains on interest rate swap agreements of $6.4 million in the first three months of 2011 compared to unrealized gains of $1.4 million in the first three months of 2012.

During the first three months of 2012, we recognized cash flows from operating activities of $50.1 million, as compared to cash flows from operating activities of $47.2 million in the first three months of 2011. The reinvestment program did not affect operating cash flow as those charges will result in payments later in the year.

Backlog and Total Contracted Future Revenues

In the first three months of 2012, we booked new orders of $589.0 million into our backlog, which we refer to as new order intake. This was up $78.1 million, or 15.3%, from $510.9 million of new order intake in the three months ended March 31, 2011. New order intake increased significantly in our electricity segment compared to the prior year period as we booked one large contract in North America. While new order intake in our gas segment was slightly down, this decrease was more than offset by increased new order intake in our water segment. On a constant currency basis, our new order intake increased by $103.5 million, or 20.3%, in the first three months of 2012 compared to the first three months of 2011.

We define our total order backlog as open purchase orders across the entire company. Our total order backlog as of March 31, 2012 was $623.9 million, compared to $522.7 million as of March 31, 2011. We define our total contracted future revenues as our total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed (and therefore do not include anything that we define as backlog). At March 31, 2012, our total contracted future revenues were more than $1,120 million compared to more than $1,050 million at the end of the first quarter of 2011. The increase was due to the higher total order backlog, mostly driven by the electricity segment. The increase in total order backlog was partly offset by lower contract revenues across all three segments. In the first three months of 2012, additional contract revenues include, among others, orders that we expect under several of our existing framework contracts for our gas utilization products in the short term and particularly in the mid term.

We cannot predict how many purchase orders will ultimately be placed under these awarded contracts.

3

Results of Operations

Three Months ended March 31, 2012 Compared to Three Months ended March 31, 2011.

Revenues. The following table presents our revenues for the periods indicated:

	Three Months Ended March 31,
	2012	2011
	(in $ millions)
Revenues	446.7	443.9

Our revenues increased by $2.8 million, or 0.6%, to $446.7 million in the three months ended March 31, 2012 compared to revenues of $443.9 million in the three months ended March 31, 2011. On a constant currency basis, our revenues increased by 3.3%.

In the three months ended March 31, 2012, revenues in our gas segment increased by $2.8 million, or 1.1%, to $258.5 million compared to $255.7 million in the three months ended March 31, 2011. On a constant currency basis, gas segment revenues increased by 4.0%. The increase was driven primarily by improved demand for the gas utilization product portfolio. The increase was attributable to C&I, and, to a lesser extent, residential products. Improved market conditions in certain European markets and, to a lesser extent, in North America, drove demand for process heat products. In addition we increased our revenues in most product lines in North America, particularly for gas distribution products, complemented by increased demand for C&I gas meters, regulator products and gas metering-related services. The increase was partly offset in North America by a modest decline in demand for residential meter products, a slight revenue decline in a number of gas metering products, as well as unfavorable currency effects.

In our electricity segment, revenues decreased by $3.5 million, or 3.5%, to $95.9 million from $99.4 million. On a constant currency basis, electricity segment revenues decreased by 1.3%. We commenced several small- and mid-sized projects in the United States in late 2011 and early 2012, which contributed to a modest increase in revenues. However, these have not yet generated significant revenues. Overall, North America revenues were flat compared to the first quarter of 2011, with particular weakness in Canada. Revenue growth in Latin America and Middle East and North Africa was offset by slight revenue decreases in Europe and Oceania.

Revenues in our water segment increased by $1.4 million, or 1.5%, to $97.8 million from $96.4 million. On a constant currency basis, water segment revenues increased by 4.1%. We recorded higher revenues in the Middle East and North Africa, where we see improved overall conditions in our markets. Our revenues in Oceania were positively impacted by increased project-related demand for residential meters and Smart Offerings. Revenues in North America increased slightly due to project-related revenues. This revenue growth was partly offset by lower demand particularly in Western Europe, primarily for our residential smart meter product portfolio. Economic uncertainty appears to be negatively impacting utility investments in certain European markets, such as Spain.

For more information on our revenue development and trends, see “—Results of Operations by Segment in the Three Months ended March 31, 2012 Compared to the Three Months ended March 31, 2011.”

4

Cost of revenues. The following table sets forth our cost of revenues, gross profit and related data for the periods indicated.

	Three Months Ended March 31,
	2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues
Cost of revenues	315.7	70.7	297.4	67.0
Gross profit	131.0	29.3	146.5	33.0

Our cost of revenues increased by $18.3 million, or 6.2%, in the first three months of 2012 compared to the three months ended March 31, 2011. This increase was primarily driven by reinvestment program charges included in cost of revenues of $13.6 million. The majority of the cost is for involuntary employee terminations at our manufacturing facilities and inventory write-downs in our water and gas segments. Our gross profit as a percentage of revenues decreased to 29.3% in the first three months of 2012 from 33.0% in the prior year period. Excluding charges for the reinvestment program, our gross profit as a percentage of revenues decreased slightly to 32.4% in the first three months of 2012. The gross margin was affected negatively by a less favorable product mix in our gas segment and reduced volumes in our electricity segment, which impacted the operational leverage.

Selling expenses. The following table sets forth information on our selling expenses for the periods indicated.

	Three Months Ended March 31,
	2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues
Selling expenses	46.5	10.4	44.1	9.9

Selling expenses increased by $2.4 million, or 5.4%, to $46.5 million, in the first three months of 2012 compared to the prior-year period. Selling expenses, expressed as a percentage of revenues, increased slightly to 10.4%, compared to the first three months of 2011. The increase is primarily due to charges for the reinvestment program of $2.2 million. Excluding charges for the reinvestment program, our selling expenses as a percentage of revenues stayed constant at 9.9% in the first three months of 2012 compared to the first three months of 2011.

General and administrative expenses. The following table sets forth information on our general and administrative expenses for the periods indicated.

	Three Months Ended March 31,
	2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues
General and administrative expenses	36.7	8.2	37.1	8.4

5

Our general and administrative expenses decreased by $0.4 million, or 1.1% to $36.7 million in the first three months of 2012 compared to the first three months of 2011. General and administrative expenses expressed as a percentage of revenues also decreased slightly to 8.2% from 8.4% in the prior year. General and administrative expenses include $2.8 million of costs attributable to our reinvestment program. Excluding charges attributable to the reinvestment program, general and administrative expenses decreased by $3.3 million in the first three months of 2012, largely driven by lower expenses for external services, and general and administrative expenses as a percentage of revenues decreased to 7.6% in the first three months of 2012 compared to 8.4% in the first three months of 2011.

Research and development expenses. The following table sets forth information on our research and development expenses for the periods indicated.

	Three Months Ended March 31,
	2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues
Research and development expenses	24.9	5.6	26.2	5.9

Our research and development expenses decreased by $1.3 million, or 5.0%, in the first three months of 2012 to $24.9 million, as compared to the first three months of 2011. Expressed as a percentage of revenues, research and development expenses decreased to 5.6% in the first three months of 2012 from 5.9% in the first three months of 2011. Research and development expenses include charges attributable to our reinvestment program of $1.2 million. Excluding charges attributable to the reinvestment program, research and development expenses decreased by $2.5 million in the first three months of 2012, largely driven by lower expenses for external services and the completion of some research and development projects. Excluding charges attributable to the reinvestment program, research and development expenses as a percentage of revenues decreased to 5.3% in the first three months of 2012 compared to 5.9% in the first three months of 2011.

Other operating income (expense), net. The following table sets forth information on other operating income (expense), net for the periods indicated.

	Three Months Ended March 31,
	2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues
Other operating income (expense), net	-1.7	-0.4	1.6	0.4

Other operating income decreased by $3.3 million in the three months ended March 31, 2012 compared with the corresponding period in 2011 primarily due to a negative impact from foreign currency transactions.

6

Interest expense, net. The following table sets forth information on interest expense, net for the periods indicated.

	Three Months Ended March 31,
	2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues
Interest expense, net	9.3	2.1	6.9	1.6

Interest expense increased by $2.4 million, or 34.8%, to $9.3 million in the first three months of 2012 from $6.9 million in the first three months of 2011. The increase is due to the higher level of unrealized gains on interest rate swap agreements of $6.4 million for the three months ended March 31, 2011, compared to unrealized gains of $1.4 million for the three months ended March 31, 2012, partially offset by lower financing costs of our debt, which was at lower levels than in the three months ended March 31, 2011, and higher interest income.

Other income, net. The following table sets forth information on other income, net for the periods indicated.

	Three Months Ended March 31,
	2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues
Other income, net	1.7	0.4	1.1	0.2

Other income, net includes miscellaneous income, such as income from equity accounted investees and dividends from investments, and expenses not associated with other functional areas. Other income, net increased by $0.6 million in the three months ended March 31, 2012 compared with the corresponding period in 2011 primarily due to higher income from associated companies.

Income tax expense. The following table sets forth information on our income tax expense for the periods indicated.

	Three Months Ended March 31,
	2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues
Income tax expense	4.3	1.0	10.0	2.3

Our income tax expense decreased by $5.7 million to $4.3 million in the three months ended March 31, 2012, compared to the corresponding period in 2011, primarily as a result of lower income.

7

Net income. The following table sets forth information on net income for the periods indicated.

	Three Months Ended March 31,
	2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues
Net income	9.3	2.1	24.9	5.6

We recognized net income of $9.3 million in the three months ended March 31, 2012, a decrease of $15.6 million compared to net income of $24.9 million in the prior-year period. Net income was negatively impacted by charges related to our reinvestment program of approximately $13.7 million net of tax effects.

Results of Operations by Segment in the Three Months ended March 31, 2012 Compared to the Three Months ended March 31, 2011.

The following table sets forth operating data and segment profit for each of our three segments, gas, electricity and water.

	Gas		Electricity		Water
	Three Months Ended March 31,
	2012	2011	2012	2011	2012	2011
	(in $ millions)
Total revenues	258.5	255.7	95.9	99.4	97.8	96.4
thereof to external customers	258.1	255.3	92.4	95.1	96.2	93.5
thereof to other segments	0.4	0.5	3.5	4.4	1.5	2.9
Segment profit	63.3	64.8	2.3	3.7	8.4	7.2

We prepare our segment reporting in accordance with U.S. GAAP and report our segment profitability based on our internal reporting methodology for managing the segments, assessing results internally and allocating internal resources. This methodology may be different than that of other companies, and thus may not be comparable to similar measures reported by other companies.

We assess the performance of our segments using the measure “segment profit.” In determining segment profit, our management either adjusts for a number of items that it believes have little or no bearing on the day-to-day operating performance of our business segments or does not allocate those items to the segments. For further information regarding our segment results and changes we have made to the segment profit calculation commencing in the first quarter of 2011, see Note 13 to our unaudited interim condensed consolidated financial statements included in this Report.

Gas

Revenues. In the first three months of 2012, gas segment revenues increased slightly by $2.8 million, or 1.1%, to $258.5 million from $255.7 million in the first three months of 2011. On a constant currency basis, gas segment revenues increased by 4.0%.

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The increase in our revenues in the first quarter of 2012 compared to the first quarter of 2011 was driven primarily by improved demand for the gas utilization product portfolio. The increase was attributable to C&I and, to a lesser extent, residential products. In addition, improved market conditions in certain European markets and, to a lesser extent, in North America spurred demand for process heat products.

In the first quarter of 2012, we increased our revenues in most product lines in North America, particularly for gas distribution products, complemented by increased demand for C&I gas meters, regulator products and gas metering-related services. Much of this benefit is related to ongoing gas infrastructure investment in North America.

Positive business drivers across products were partly offset in North America by a modest decline in demand for residential meter products. In selected European markets, a slight revenue decline in a number of gas metering products as well as unfavorable currency effects also negatively impacted gas segment revenues in the first quarter of 2012 compared to the first quarter of 2011.

Segment profit. Our gas segment profit decreased by $1.5 million, or 2.3% to $63.3 million in the first three months of 2012, compared to $64.8 million in the first three months of 2011. Gas segment profit margin decreased by about 0.8 percentage points to 24.5% in the three months ended March 31, 2012, from 25.3% in the three months ended March 31, 2011. On a constant currency basis, gas segment profit increased by 0.2% to $64.9 million.

The segment profit decrease was driven primarily by unfavorable currency effects, particularly in Europe, and, to a lesser extent, by a less favorable product and customer mix. For expenses related to our reinvestment program for the gas segment, see note 3 to our unaudited interim condensed consolidated financial statements included in this Report. These costs are not taken into account when calculating segment profit.

The segment profit in our gas segment includes $0.7 million in income from participations from segments of the Elster Group other than the gas segment in the first three months of 2012, a $1.0 million decrease from the same period of 2011.

Electricity

Revenues. In the three months ended March 31, 2012, electricity segment revenues decreased by $3.5 million, or 3.5%, to $95.9 million from $99.4 million in the three months ended March 31, 2011. On a constant currency basis, electricity revenues decreased slightly by 1.3%.

We commenced several small- and mid-sized projects in the United States in late 2011 and early 2012, which contributed to a modest increase in revenues. However, these have not yet generated significant revenues. Overall, North America revenues were flat compared to the first quarter of 2011, with particular weakness in Canada. Revenue growth in Latin America and Middle East and North Africa was offset by slight revenue decreases in Europe and Oceania.

Segment profit. Our electricity segment profit decreased by $1.4 million, or 37.8%, to $2.3 million in the three months ended March 31, 2012, from $3.7 million in the three months ended March 31, 2011. Electricity segment profit margin decreased by 1.3 percentage points to 2.4% in the first quarter of 2012 from 3.7% in the first quarter of 2011. On a constant currency basis, electricity segment profit decreased by 37.8%.

Despite solid cost controls, the segment profit decrease was driven by lower sales volume, and, to a lesser extent, higher indirect sales costs in the three months ended March 31, 2012, compared to the three months ended March 31, 2011. For expenses related to our reinvestment program for the electricity segment, see note 3 to our unaudited interim condensed consolidated financial statements included in this Report. These costs are not taken into account when calculating segment profit.

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Water

Revenues. In the three months ended March 31, 2012, water segment revenues increased by $1.4 million, or 1.5%, to $97.8 million from $96.4 million in the first three months of 2011. On a constant currency basis, our revenues in the water segment increased by 4.1%.

We recorded higher revenues in the Middle East and North Africa, as a result of improved overall conditions in our markets. Our revenues in Oceania were positively impacted by increased project-related demand for residential meters and Smart Offerings. Revenues in North America increased slightly due to project-related revenues. This revenue growth was partly offset by lower demand particularly in Western Europe, primarily for our residential smart meter product portfolio. Economic uncertainty appears to be negatively impacting utility investments in certain European markets, such as Spain.

Segment profit. The segment profit in our water segment increased by $1.2 million, or 16.7%, to $8.4 million in the first three months of 2012 from $7.2 million in the first three months of 2011. The segment profit margin increased by 1.1 percentage points, to 8.6% in the first three months of 2012 from 7.5% in the three months ended March 31, 2011. On a constant currency basis, our water segment profit increased by 16.7% to $8.4 million.

The increase in segment profit was primarily driven by increased revenues, although price competition in major markets remains strong. Reduced raw material price pressure and continued cost controls also supported the segment profit increase. For expenses related to our reinvestment program for the water segment, see note 3 to our unaudited interim condensed consolidated financial statements included in this Report. These costs are not taken into account when calculating segment profit.

Liquidity and Capital Resources

We derive most of our liquidity from cash flows from operations, the senior notes issued in April 2011 and borrowings under our multicurrency revolving credit facility agreement. Our cash flows can be volatile and are sensitive to various factors, including changes in working capital and the timing and magnitude of capital expenditures and payments on our indebtedness.

Cash Flows

	Three Months Ended March 31,
	2012	2011
	(in millions)
Cash flows from operating activities	$50.1	$47.2
Net cash flow used in investing activities	-12.7	-10.1
Net cash flow from (used in) financing activities	-41.1	0.8

Effect of exchange rate fluctuations on cash held	2.6	12.5
Cash and cash equivalents at the end of the period	82.8	266.8

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Three Months ended March 31, 2012 Compared to the Three Months ended March 31, 2011

We recognized an operating cash inflow of $50.1 million in the first three months of 2012, slightly higher than the operating cash inflow of $47.2 million in the first three months of 2011. The reinvestment program did not affect operating cash flow as those charges will result in payments later in the year.

In the three months ended March 31, 2012, we recognized a net cash outflow of $12.7 million for investing activities, compared to a $10.1 million net cash outflow in the three months ended March 31, 2011. The outflows in the first three months of 2012 are attributable to replacement costs related to our production equipment, enhancement and expansion of production capabilities for Smart Offerings and the ordinary-course purchase of new computer software licenses for workstations and servers across our group. In the three months ended March 31, 2012, we recorded proceeds from disposals of property, plant and equipment and intangible assets of $0.6 million, as compared to proceeds of $0.8 million in the three months ended March 31, 2011.

Our cash outflow from financing activities was $41.1 million in the three months ended March 31, 2012, as compared to an inflow of $0.8 million in the three months ended March 31, 2011. Cash outflow in the first quarter of 2012 was primarily attributable to the reduction of debt outstanding under our multicurrency revolving credit facility agreement. Cash inflow in the first quarter of 2011 was attributable to proceeds from our bank borrowings, partly offset by the payment of dividends to non-controlling interests.

As of March 31, 2012, our cash and cash equivalents remained almost unchanged at $82.8 million compared to $84.0 million as of December 31, 2011. Cash flows from operations generated in the three months ended March 31, 2012 were primarily used to repay debt and for capital expenditure. Exchange rate fluctuations on cash held also had a positive impact on our cash and cash equivalents of $2.6 million.

Legal Proceedings

From time to time, we and our subsidiaries are involved in litigation in the ordinary course of our business activities. Currently, other than as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware), which may have, or have had in the recent past, material effects on our financial condition or profitability. For further information on asbestos cases, please see “Item 8. Financial information—Legal Proceedings” of our Annual Report on Form 20-F dated March 2, 2012, filed with the SEC. There have been no material changes to the cases as disclosed in the Annual Report.

The U.S. Environmental Protection Agency, or EPA, issued to one of our subsidiaries in the U.S., Hauck Manufacturing Company, or Hauck, among many other parties, a notice of potential liability under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, in respect of hazardous substance contamination at the Gowanus Canal Superfund Site in Brooklyn, New York. EPA invited potentially responsible parties, or PRPs, including Hauck, to a briefing in March 2012 to hear EPA’s technical findings, potential remediation plan and legal enforcement approach.

Previously, in March 2010, EPA added the 1.8 mile Gowanus Canal to its National Priorities List of Superfund sites under CERCLA, which are contaminated sites targeted for high priority environmental cleanup by EPA. In December 2011, EPA issued a draft remedial investigation/feasibility study that reviewed various approaches to conduct a cleanup of the contaminated canal sediments. EPA plans to propose a cleanup remedy for the site in June 2012 and to select the final remedy by the end of 2012.

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CERCLA and similar state statutes could impose strict, joint and several liability for investigation and remediation costs upon owners and operators of contaminated property and generators of hazardous substances that were sent to a contaminated property. EPA alleges that one or two former Hauck manufacturing sites near the Gowanus Canal may have discharged hazardous substances into the local sewer system that may have led into the canal before they ceased operations in 1964. However, the notice of potential liability is not a formal legal determination of liability and does not mean that EPA expects Hauck to perform or fund any work related to the site at this time. Hauck denies it discharged hazardous substances into the canal and intends to avail itself of all appropriate legal defenses. At this early stage of the proceedings, we are unable to predict whether or not Hauck could be exposed to liability. We understand that EPA has entered into a consent order with City of New York and National Grid as PRPs to conduct certain investigation work at the canal, has issued notices of potential liability to many other PRPs, and is engaged in an ongoing search for additional PRPs.

Risk Factors

We face numerous risks incidental to our business. We face risks that are inherent to companies in our industry, as well as operational, financial and regulatory risks that are unique to us. These and other material risks that we face are described in detail in “Item 3. Key Information— Risk Factors” of our Annual Report on Form 20-F dated March 2, 2012, filed with the SEC.

We encourage you to read the detailed description of the risks that we face in our Annual Report on Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Annual Report could have a material adverse effect on our company and our results of operations, cash flows and financial condition, which could result in a decrease in the value or trading prices of our securities.

Exhibits

We have furnished the following documents as exhibits to this document.

Exhibit No.	Description

99.1	Consolidated Statements of Comprehensive Income for the twelve months ended December 31, 2011, 2010 and 2009

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